China Ritar Power Corp.
Room 405, Tower C, Huahan Building
16 Langshan Road, North High-Tech Industrial Park
Nanshan District, Shenzhen, China 518057

March 10, 2010

Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	China Ritar Power Corp.
Form 10-K for the fiscal year ended December 31, 2008
Filed March 31, 2009
File No. 000-25901

Dear Mr. Cascio:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to China Ritar Power Corp. (the “Company”) dated February 16, 2010.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-K for the fiscal year ended December 31, 2008

Consolidated Financial Statements

Note 6. Inventory, page F-15

Staff Comment 1.       We reference your response to prior comment 5. We see that your proposed disclosure still presents an allowance for inventory impairment as a deduction from the cost of gross total inventories. Since inventory impairment charges establish a new cost basis for the impaired inventory, the “allowance” should be allocated to and recorded net within the individual components of inventory and treated as a permanent write-down of the inventory balance. In that regard, please confirm that in future filings you will reflect the impairment as a write-down of each of the inventory components. We refer you to FASB ASC 330-10-35-14 and SAB Topic 5-BB.

Response:   In future filings the Company will reflect the impairment as a write-down of each of the inventory components.

Item 15. Exhibits, Financial Statement Schedules, page 44

Staff Comment 2.       Your response to prior comment 6 states that you have filed the requested amendment to your annual report on Form 10-K for the fiscal-year ended December 31, 2008. However, it appears no such amendment has been filed. Therefore, we reissue prior comment 6.

Response: Due to an error by our EDGAR filing agent the amendment to the Company’s annual report on Form 10-K for the fiscal-year ended December 31, 2008 was not filed as directed on February 4, 2010.  On February 16, 2010, the Company filed this full amendment to its annual report on Form 10-K for the fiscal-year ended December 31, 2008, including all required exhibits, such as those required by Regulation S-K Item 601(b)(31) and (32).

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to the undersigned or Ryan Nail, Company counsel, at (415) 955-8900.

Sincerely,

/s/ Aijun Liu
Aijun Liu
Chief Financial Officer

Enclosures
cc:	Ryan Nail, Esq.
The Crone Law Group